Exhibit 99.6

[Form of Letter from Brokers and Other Nominees to Beneficial Owners]

ISCO INTERNATIONAL, INC.

RIGHTS OFFERING

[                    ] SHARES OF COMMON STOCK
OFFERED PURSUANT TO SUBSCRIPTION RIGHTS DISTRIBUTED
BY THE ISCO INTERNATIONAL, INC.
TO ITS STOCKHOLDERS

The Rights Offering will expire at 5 p.m. New York City time on           , 2002, unless extended.

To Our Clients:

        This letter and the materials accompanying it are being distributed to you as the beneficial owner of the shares of common stock (the “Common Stock”) of ISCO International, Inc. (“ISCO”) held of record by us for you in your account. We received the materials accompanying this letter from ISCO in connection with its offering of                      newly-issued shares of its Common Stock, for a subscription price of $         per share (the “Subscription Price”), pursuant to non-transferable subscription rights (the “Rights”) distributed by ISCO to the holders of record of its Common Stock as of the close of business on                , 2001 (the “Record Date”). The Rights are described in the Prospectus, dated                , 2001 (the “Prospectus”), that accompanies this letter.

        As described in the Prospectus, you have received           Rights for each share of Common Stock carried by us in your account as of the Record Date. ISCO is not granting fractional Rights; if a fractional Right would have been calculated for a stockholder as a result of the ratio described above, the number of Rights granted to such stockholder has been rounded down to the nearest whole Right. You are permitted to purchase         share of Common Stock for each Right you received at the Subscription Price. This is your “Basic Subscription Privilege”. You also have the right to subscribe, at the Subscription Price, for the shares remaining after satisfaction of all subscriptions pursuant to the Basic Subscription Privilege up to a maximum number of shares equal to twice the number of shares purchased under the Basic Subscription Privilege, if any. This is your “Oversubscription Privilege”. If there are insufficient remaining shares to satisfy all exercised Oversubscription Privileges, such remaining share will be allocated pro rata among all holders of Rights exercising Oversubscription Privileges, in proportion to the number of shares each holder purchases pursuant to his or her Basic Subscription Privilege. You must exercise your Oversubscription Privilege (or not) at the time you exercise your Basic Subscription Privilege, and you must exercise your Basic Subscription Privilege in full in order to exercise your Oversubscription Privilege. Your Rights are not transferable.

        You may only exercise your Rights through us.   We are sending you the materials accompanying this letter as the beneficial owner of the share of Common Stock carried by us in your account but not registered in your name. Accordingly, we request instructions as to whether you wish us to exercise your Basic Subscription and Oversubscription Privileges. We urge you to read the materials accompanying this letter—particularly the Prospectus—before delivering such instructions to us.

        If you would like us to exercise your Rights on your behalf, please complete and return to us the instruction form on the back of this letter. Kindly forward your instructions to us as promptly as possible, so that we may exercise your Rights on your behalf prior to           , 2002, at 5:00 P.M., New York City time, at which time the rights offering will expire (unless it is extended by ISCO). Please note that, once we have exercised your Rights on your behalf, such exercise cannot be revoked.

        If you have any questions concerning the offering, please contact LaSalle Bank N.A., the subscription agent for the offering, at (toll free)                 or MacKenzie Partners, Inc., the information agent for the offering, at (toll free)                     .